

June 27, 2012

Via Facsimile
Michael O. Johnson
Chief Executive Officer
Herbalife Ltd.
P.O. Box 309GT
Ugland House, South Church Street
Grand Cayman, Cayman Islands

> **Re: Herbalife Ltd.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2011**
> **Filed April 11, 2012**
> **Response dated June 18, 2012**
> **File No. 001-32381**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

1.   We note your response to comment 1 from our letter dated June 5, 2012 and the statement that your supplemental distributor policies, such as the 70% Rule, are not material to investors because your core business model already provides sufficient safeguards against excessive distributor product accumulation. However, your response does not clarify why the 70% Rule should not be considered a part of your core business model. In particular, your response does not clarify the nature of the 70% Rule or why you have implemented such a policy. For example, it is unclear if the rule is memorialized in your internal policies or controls or what, if any, material consequences arise in the event of non-compliance. Similarly, it is unclear if the rule is contained in any standard distributor agreement. We note in this regard the Notice to Distributors regarding Amendment to Agreements of Distributorship, dated as of July 18, 2002

between Herbalife International, Inc. and each Herbalife Distributor, filed as Exhibit 10.15 to your Form S-1 filed on October 1, 2004. With a view to greater disclosure pursuant to Item 101(c) of Regulation S-K, please explain why the 70% Rule should not be addressed in your 10-K as a part of your core business model.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam F. Turk at 202-551-3657 or James Lopez at 202-551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director